SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 2)*

Far Point Acquisition Corporation

(Name of Issuer)

Units (one share of Common Stock and one third of a Warrant per unit)

(Title of Class of Securities)

30734W208

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13 G	PAGE 2 of 10
CUSIP No. 30734W208

(1)	NAME OF REPORTING PERSON Sculptor Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
(12)	TYPE OF REPORTING PERSON IA

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CUSIP No. 30734W208

(1)	NAME OF REPORTING PERSON Sculptor Capital Holding Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 4 of 10
CUSIP No. 30734W208

(1)	NAME OF REPORTING PERSON Sculptor Capital Management, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
(12)	TYPE OF REPORTING PERSON OO

Schedule 13 G	PAGE 5 of 10
CUSIP No. 30734W208

(1)	NAME OF REPORTING PERSON Sculptor Master Fund Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 4,000,000
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 4,000,000
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.32%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 6 of 10
CUSIP No. 30734W208

ITEM 1	(a).	NAME OF ISSUER:

Far Point Acquisition Corporation

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

390 Park Avenue New York, NY 10022

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

		(i)	Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the principal investment manager to a number of investment funds and discretionary accounts (collectively, the “Accounts”).

		(ii)	Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the general partner of Sculptor. The Shares reported in this Schedule 13G are held in the Accounts managed by Sculptor.

		(iii)	Sculptor Capital Management, Inc. (“SCU”), a Delaware corporation is the sole shareholder of SCHC.

		(iv)	The citizenship of each of Sculptor, SCHC, and SCU, is set forth above.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

		(v)	Sculptor Master Fund, Ltd. (“SCMD”) is a Cayman Islands company.

The citizenship of each of Sculptor, SCHC, SCU, and SCMD is set forth above.

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39 Floor, New York, NY 10019. The address of the principal business office of OZMD is c/o State Street (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands KY1-1103.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Units (one share of common stock and one-third of a warrant per unit).

ITEM 2	(e).	CUSIP NUMBER:

30734W208

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☒	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

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CUSIP No. 30734W208

ITEM 4.	OWNERSHIP.

Sculptor and Sculptor Capital II LP (“SCII”) each serves as the principal investment manager to the Accounts. SCII is a wholly-owned subsidiary of Sculptor and, as such, Sculptor may be deemed to be the beneficial owner of units (one share of common stock and third of a warrant per unit) held in the Accounts managed by SCII. Sculptor is the sole member of Sculptor Capital Holding II LLC (“SCHII”), the general partner of SCII. As a result, Sculptor has voting and dispositive authority over the Shares reported in this Schedule 13G. SCHC serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

The percentages used in this Item 4 are calculated based on 63,250,000 units, as reported in the Issuer’s Form 10-Q filed on November 14, 2018. Beneficial ownership information is presented as of December 31, 2018.

A.	Sculptor

(a)	Amount beneficially owned:

4,000,000

(b)	Percent of class:

6.32%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

4,000,000

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

4,000,000

B.	SCHC

(a)	Amount beneficially owned:

4,000,000

(b)	Percent of class:

6.32%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

4,000,000

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

4,000,000

Schedule 13 G	PAGE 8 of 10
CUSIP No. 30734W208

C.	SCU

(a)	Amount beneficially owned:

4,000,000

(b)	Percent of class:

6.32%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

4,000,000

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

4,000,000

E.	SCMD

(a)	Amount beneficially owned:

4,000,000

(b)	Percent of class:

6.32%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

0

(ii)	shared power to vote or to direct the vote

4,000,000

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

4,000,000

Schedule 13 G	PAGE 9 of 10
CUSIP No. 30734W208

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Each of the Reporting Persons hereby make the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 30734W208

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2020

SCULPTOR CAPITAL LP

By:	/s/ Thomas Sipp
Thomas Sipp
Chief Financial Officer
SCULPTOR CAPITAL HOLDING CORPORATION

By:	/s/ Thomas Sipp
Thomas Sipp
Chief Financial Officer
SCULPTOR MANAGEMENT, INC.

By:	/s/ Thomas Sipp
Thomas Sipp
Chief Financial Officer
SCULPTOR MASTER FUND LTD

By:	/s/ Thomas Sipp
Thomas Sipp
Chief Financial Officer